Western Asset Emerging Markets Floating Rate
Fund Inc.
Special Shareholder Notices

On February 10, 2009, the Western Asset
Emerging Markets Floating Rate Fund Inc. (the
"Fund") announced that it will proceed with its plan to solicit the approval of Fund stockholders to merge the Fund with and into Western Asset Emerging Markets Debt Fund Inc.
(ESD) under a proposed plan of reorganization previously approved by the Boards of Directors of both Funds as announced on February 15, 2008. A meeting of stockholders of Western
Asset Emerging Markets Floating Rate Fund will be held at 620 Eighth Avenue, 49th Floor, New
York, New York, on Thursday, June 25, 2009 at
3:30pm.Eastern Standard Time for purposes of considering and voting upon the merger and other matters.

At the time of the Boards' initial approval of the proposed merger, both Funds' common shares traded at approximately the same level of discount to net asset value ("NAV") per share.
Subsequent to that approval but prior to Western Asset Emerging Markets Floating Rate
Fund's ability to solicit stockholder approval, the Fund's market price rose to a premium to its NAV per share that was sustained over a period of several months, while the common shares of Western Asset Emerging Markets Debt
Fund continued to trade at a discount to NAV.
This was significant because, pursuant to the terms of the proposed merger, each common share of Western Asset Emerging Markets Floating Rate
Fund would convert into an equivalent dollar amount (to the nearest $0.001) of common shares of Western Asset Emerging Markets Debt Fund, based on the NAV per share of each Fund calculated at 4:00 p.m. on the business day preceding the closing date of the merger.
Stockholders of Western Asset Emerging Markets
Floating Rate Fund would have received an equivalent dollar amount of their shares' NAV in a merger with Western Asset Emerging Markets
Debt Fund.  However, since Western Asset
Emerging Markets Floating Rate Fund's common shares were trading at a significant premium to NAV and common shares of Western Asset Emerging
Markets Debt Fund are trading at a discount to NAV, seeking a merger under those conditions would not have been advantageous to stockholders of Western Asset Emerging Markets
Floating Rate Fund.

Accordingly, the Boards of Directors approved a recommendation by the Funds' investment manager and sub-adviser, Legg Mason Partners Fund
Advisor, LLC ("LMPFA") and Western Asset
Management Company "("WAM"), respectively, to delay the solicitation of stockholders of the Fund to seek their approval of the merger until such time as shares of the Funds were trading at a similar premium or discount to their NAV per share. This decision was announced by press release on May 27, 2008.

The Boards of Directors, LMPFA and WAM have continued to monitor the market prices of the Funds' shares and, since December 2008, the discounts of the two Funds have become realigned. As of January 30, 2009, Western
Asset Emerging Markets Floating Rate Fund's discount to NAV was approximately 19.76% and Western Asset Emerging Markets Debt Funds discount to NAV was approximately 16.39%.
Based on a recommendation by LMPFA and WAM, the Board of Directors of the Funds approved the plan to proceed with the solicitation of stockholders of Western Asset Emerging Markets
Floating Rate Fund to seek approval to merge the Fund with and into Western Asset Emerging
Markets Debt Fund.  The stockholders of Western
Asset Emerging Markets Debt Fund are not required to approve the merger because of the comparative sizes of the two Funds. The merger is anticipated to occur as soon as practicable after obtaining stockholder approval.

In recommending the merger to each Board, LMPFA and WAM, respectively, cited the changing nature of emerging market debt issuance which has made it increasingly difficult to secure the floating-rate emerging market debt securities in which Western Asset Emerging
Markets Floating Rate Fund invests. The Board and management continue to believe that since
Western Asset Emerging Markets Debt Fund invests in a much broader range of emerging market debt securities, a merger would benefit
Western Asset Emerging Markets Floating Rate
Fund stockholders by allowing them to continue to have exposure to emerging markets through a fund with more viable investment strategies. In addition, the Board of Western Asset Emerging
Markets Floating Rate Fund continues to believe that combining the two Funds could benefit
Western Asset Emerging Markets Floating Rate
Fund stockholders by providing a lower
operating expense ratio, enhanced market liquidity due to the increased number of shares outstanding of the combined fund and the potential for economies of scale. Stockholders of Western Asset Emerging Markets Debt Fund may also benefit from an increase in assets and potential economies of scale.

In connection with the proposal to merge the Funds, Western Asset Emerging Markets Floating
Rate Fund Inc. filed a proxy statement with the Securities and Exchange Commission ("SEC").
Investors and stockholders are advised to read the proxy statement carefully, as it contains important information.